SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 11)¹

Stamps.com Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
852857200
(CUSIP Number)
Lloyd I. Miller, III, 3300 S. Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 28, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 pages

________________

¹ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	852857200	13D/A11	Page 2 of 6

1		NAME OF REPORTING PERSON
Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]
3		SEC USE ONLY
4		_______________ SOURCE OF FUNDS*
PF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
779,612
	8	SHARED VOTING POWER
100,732
	9	SOLE DISPOSITIVE POWER
779,612
	10	SHARED DISPOSITIVE POWER
100,732

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
880,344
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4%
14	TYPE OF REPORTING PERSON*
IN-OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Introduction

This constitutes Amendment No. 11 to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III (“Mr. Miller”), dated April 30, 2002, as amended (the “Statement”), relating to the common stock, par value $0.001 per share (the “Shares” or “Common Stock”), of Stamps.com Inc., a Delaware corporation (the “Company”). The Company’s principal executive office is located at 1990 E. Grand Avenue, El Segundo, California 90245. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-4 (“Trust A-4”). Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, one of which is Trust A-4. Trust A-4 was further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to Trust A-4. All of the shares of Common Stock purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $78,014.00.

Mr. Miller is the manager of Milfam LLC which is the general partner of (i) Milfam I L.P. (“Milfam I”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P., dated December 11, 1996, and (ii) Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996.

Milfam I: All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam I were purchased with money contributed to Milfam I by its partners or money generated and held by Milfam I. The aggregate purchase price for the Shares purchased by Milfam I was approximately $83,922.00.

Milfam II: All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was approximately $243,135.00.

All of the Shares purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the Shares purchased by Mr. Miller on his own behalf was approximately $1,241,654.00.

Milfam LLC is the manager of AMIL of Ohio, LLC (“AMIL”), an Ohio limited liability company established pursuant to the Operating Agreement of AMIL of Ohio, LLC, effective as of May 14, 2010. All of the Shares Miller is deemed to beneficially own as Manager of Milfam LLC, which is the manager of the manager of AMIL, were purchased with money generated and held by AMIL. The aggregate purchase price for the Shares purchased by AMIL was $0.00.

Mr. Miller is the authorized agent of a certain brokerage account for the benefit of Lloyd I. Miller, IV (the “Brokerage Account”). All of the Shares held by the Brokerage Account were purchased with funds generated and held by the Brokerage Account. The aggregate purchase price for the shares of Common Stock purchased by the Brokerage Account was approximately $818.00.

Mr. Miller is an authorized person with respect to Shares held in a Custodian Managed Account established pursuant to a certain PNC Advisors Custody Agreement dated as of November 12, 2009 (“the Custody Account”). All of the Shares held by the Custody Account were purchased with funds generated and held by the Custody Account. The aggregate purchase price for the shares of Common Stock purchased by the Custody Account was approximately $57,908.00.

Pursuant to an Irrevocable Trust Agreement (“MILGRAT (Z9)”), dated as of May 30, 2014, Mr. Miller was named as the trustee of MILGRAT (Z9). All of the Shares Mr. Miller is deemed to beneficially own as trustee of MILGRAT (Z9) were contributed to MILGRAT (Z9) by its grantor, Catherine C. Miller.

The aggregate purchase prices set forth in this Item 3 include any brokerage commissions and reflect certain cost basis adjustments.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended by adding at the end thereof the following:

The purpose of this Amendment is to report that since the filing of Amendment No. 10 to the Statement, dated March 22, 2012 (“Amendment No. 10”), a material change occurred in the percentage of Shares beneficially owned by Mr. Miller, partially as a result of an increase of the number of outstanding Shares of the Company.

Except in connection with the matters described above in this Item 4 and herein and matters contemplated hereby, Mr. Miller does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Miller reserves the right to change plans and take any and all actions that Mr. Miller may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Mr. Miller may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Miller beneficially owns 880,344 Shares, which is equal to approximately 5.4% of the 16,403,292 outstanding Shares. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 16,403,292 outstanding Shares is calculated as follows: (i) 16,363,292 outstanding Shares, as reported in the Company’s Schedule 14A filed on April 28, 2015, and (ii) 40,000 Shares which Mr. Miller may be deemed to beneficially own upon the exercise of certain immediately exercisable options Mr. Miller beneficially owns.

As of the date hereof, 142,662 of the Shares beneficially owned by Mr. Miller are owned of record by Trust A-4, 51,486 of the Shares beneficially owned by Mr. Miller are owned of record by Milfam I, 276,138 of the Shares beneficially owned by Mr. Miller are owned of record by Milfam II, 264,406 of the Shares beneficially owned by Mr. Miller are owned of record by Mr. Miller directly (including options to purchase 40,000 Shares), 1,000 of the Shares beneficially owned by Mr. Miller are owned of record by the Brokerage Account, 1,000 of the Shares beneficially owned by Mr. Miller are owned of record by AMIL, 43,920 of the Shares beneficially owned by Mr. Miller are owned of record by MILGRAT (Z9), and 99,732 of the Shares beneficially owned by Mr. Miller are owned of record by the Custody Account.

(b) Mr. Miller has or may be deemed to have shared voting and dispositive power for Shares held of record by the Brokerage Account and the Custody Account. Mr. Miller has or may be deemed to have sole voting and dispositive power for all Shares held of record by Trust A-4, Milfam I, Milfam II, AMIL, MILGRAT (Z9), and Mr. Miller directly.

(c) Not applicable.

(d) Other than Shares held directly by Mr. Miller, persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the reported securities.

(e) Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2015

/s/ Lloyd I. Miller, III

Lloyd I. Miller, III